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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6 K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               EDAP TMS S.A. Files

                     EDAP TMS S.A. Closes Private Placement

                                 August 3, 2006

                                  EDAP TMS S.A.
                      Parc Activite La Poudrette Lamartine
                               4/6 Rue du Dauphine
                          69120 Vaulx-en-Velin - France

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

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                     EDAP TMS S.A. CLOSES PRIVATE PLACEMENT

           PROCEEDS TO ENHANCE MARKETING TO ACCELERATE ABLATHERM-HIFU
                             RPP BUSINESS IN EUROPE

    LYON, France, Aug. 3 /PRNewswire-FirstCall/ -- EDAP TMS S.A. (Nasdaq: EDAP) the global leader in High Intensity Focused Ultrasound (HIFU) treatment of prostate cancer announced the closing of its private placement of 961,676 ordinary shares in the form of American Depositary Shares, resulting in net proceeds of approximately $6.5 million. These funds are intended to fund additional marketing efforts to accelerate the adoption of Ablatherm(R)- HIFU in key European markets.

    For the last 12 months, the company has transitioned its Ablatherm-HIFU business from equipment sales to an already successful and growing revenue per procedure (RPP) model, where the company provides Ablatherm-HIFU equipment to participating hospitals and clinics and is paid a fee based on the number of treatments performed. Under the RPP approach, hospitals and clinics are not required to invest capital up-front to purchase the equipment, which provides a significant advantage in promoting acceptance of Ablatherm-HIFU, especially when combined with training programs that enable specialists to become proficient in the use of the Ablatherm-HIFU in just 10-15 treatment sessions. The company will continue to offer equipment sales and receive the accompanying maintenance and disposable revenues when sites prefer a purchase option.

    The company intends to use proceeds from the private placement to provide additional marketing and sales resources to accelerate acceptance of RPP sites primarily in European markets. The company's marketing strategy will target both physicians and patients over the next 30 months, by increasing its web presence, providing support material and resources to third-party patient referral sources, hosting symposia and conversion workshops for medical staff and continuing its clinical activity to support the credibility of HIFU treatment. The company will also engage local public relations and marketing support in key countries to assist in creating additional patient activity around new and existing centers. Many of these measures have already been tested through local marketing campaigns launched at certain new Ablatherm- HIFU centers, which have proven successful. Proceeds will also support the hiring of additional sales staff in key European markets, who will aim to accelerate the launch of new Ablatherm-HIFU centers offering treatment for patients with localized prostate cancer not pursuing surgery.

    The run rate of RPP treatments has now exceeded 1,000 treatments per year. In 2005, EDAP launched 30 new Ablatherm-HIFU treatment centers, and has launched an additional 21 centers in the first 6 months of 2006. The company has already observed that some centers using the Ablatherm-HIFU medical device are on the way to treating 20% of their localized prostate cancer cases after completion of their launch phase, typically the first year of operation.

    The company also provided an update on its operations. EDAP continues to see strong RPP growth in the second quarter as the company added more Ablatherm-HIFU providers in key European markets. Cash at the end of the second quarter stood at approximately euro 6.6 million. Proceeds from the private placement are expected to increase cash balances by approximately euro 5.0 million to fund the dedicated marketing and sales programs.

    "We see significant opportunity today in the European marketplace as noninvasive techniques to treat prostate cancer are growing in demand," said Hugues de Bantel, CEO of EDAP. "EDAP has clearly achieved a strong medical consensus supporting HIFU for nonsurgical cases and external beam radiation failures as of this year's EAU Congress. We are now able to credibly roll out major marketing campaigns in key countries with the support of the urology community, with the aim of accelerating our growth rates. This capital increase will supplement our existing cash position to enable EDAP to more aggressively engage in sales and marketing efforts in key countries where we see substantial growth opportunity. We believe the already strong trend lines in growth for the RPP business combined with these enhanced sales and marketing efforts directed at physicians and patients will help bring HIFU further into the mainstream of prostate cancer therapy in Europe. We plan to both launch additional sites and employ marketing programs at our existing sites to help make patients aware of the unique and beneficial therapy available at these centers."

    "We believe the Ablatherm-HIFU is a strong complement to the urologist's practice," said de Bantel. "Presently urologists are treating about half their cases of localized prostate cancer with surgery, while the other half are often referred to radiation or other therapies. Ablatherm-HIFU allows the urologist to offer a new option to these nonsurgical patients by providing a treatment that rivals other therapies, but offers significantly lower side effects and reduced recovery times. We are seeing clear evidence of adoption in centers using the Ablatherm-HIFU, as well as growing adoption in the broader market. We believe that we are well positioned to more aggressively approach the market to both launch new centers and attract patients to our existing centers. Patients who learn of the benefits of HIFU therapy often schedule appointments to consult with a practicing urologist to discuss treatment options. We intend to accelerate this trend."

    The securities issued in connection with the private placement referenced herein have not been registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. As part of the private placement, the company has agreed to file a resale registration statement on Form F-3 with the Securities and Exchange Commission within 30 days following the closing for purpose of registering for resale the American Depositary Shares evidencing the ordinary shares sold in the offering.

    This press release shall not constitute an offer to sell or a solicitation of an offer to buy, nor shall there be, absent any exemption therefrom, any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

    About EDAP TMS S.A.

    EDAP TMS S.A. develops and markets Ablatherm, the most advanced and clinically proven choice for High Intensity Focused Ultrasound (HIFU) treatment of localized prostate cancer. HIFU treatment is shown to be a minimally invasive and effective treatment option with a low occurrence of side effects. Ablatherm-HIFU is generally recommended for patients with localized prostate cancer (stages T1-T2) who are not candidates for surgery or who prefer an alternative option, or for patients who failed radiotherapy treatment. The company is also developing this technology for the potential treatment of certain other types of tumors. EDAP TMS S.A. also produces and commercializes medical equipment for treatment of urinary tract stones using Extra-corporeal Shockwave Lithotripsy (ESWL).

    For more information on the Company, contact Halliburton Investor Relations at (972) 458-8000, the Corporate Investor Relations Dept at +33 (0)4 78 26 40 46 or see the Company's Web sites at http://www.edap-tms.com and http://www.hifu-planet.com .

    In addition to historical information, this press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in these forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's filings with the Securities and Exchange Commission. Ablatherm-HIFU treatment is in clinical trials but not yet FDA approved or marketed in the United States.

    CONTACT:  EDAP TMS S.A.
              Hugues de Bantel - Philippe Chauveau
              Blandine Confort
              +33 4 78 26 40 46

              Halliburton Investor Relations
              Matt Kreps - Geralyn DeBusk
              972 458 8000

SOURCE  EDAP TMS S.A.
    -0-                             08/03/2006
    /CONTACT: Hugues de Bantel, Philippe Chauveau, or Blandine Confort, all of EDAP TMS S.A., +33-4-78-26-40-46; or Matt Kreps or Geralyn DeBusk, both of Halliburton Investor Relations, +1-972-458-8000, for EDAP TMS S.A./
    /Web site:  http://www.edap-tms.com
                http://www.hifu-planet.com /

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date : August 3, 2006

EDAP TMS S.A.


/S/HUGUES DE BANTEL
-----------------------
HUGUES DE BANTEL
CHIEF EXECUTIVE OFFICER